1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	September 9, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON INCREASE OF SHAREHOLDING IN

THE COMPANY BY THE CONTROLLING SHAREHOLDER

AND ITS CONCERT PARTIES

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 9 September 2013, Yanzhou Coal Mining Company Limited (the “Company”) received a notice from Yankuang Group Company Limited (“Yankuang Group”), the controlling shareholder of the Company, that Yankuang Group has increased its shareholding in the Company (the “Increase of Shareholding”) through its wholly-owned subsidiary incorporated in Hong Kong (“Yankuang Hong Kong Company”) by acquiring H shares of Company (the “H Shares”), details of which are as follows:

1.	Details of the Increase of Shareholding

On 9 September 2013, Yankuang Hong Kong Company increased its shareholding in the Company by acquiring 97,724,000 H shares through over-the-counter transaction. Immediately prior to the Increase of Shareholding, Yankuang Group directly held 2,600,000,000 A shares of the Company, representing approximately 52.86% of the total issued share capital of the Company and Yankuang Hong Kong Company did not hold any share in the Company. Immediately following the Increase of Shareholding, Yankuang Group still directly held 2,600,000,000 A shares of the Company, representing approximately 52.86% of the total issued share capital of the Company and Yankuang Hong Kong Company held an aggregate of 97,724,000 H shares, representing approximately 1.99% of the total issued share capital of the Company. Following the Increase of Shareholding, Yankuang Group and its concert parties held in aggregate 54.85% of the total issued share capital of the Company.

2.	Plan to further increase the shareholding in the Company

Yankuang Group and its concert parties propose to, depending on the share price of the Company, continue to increase their shareholding in the Company within 12 months from the date of the Increase of Shareholding (i.e. 9 September 2013) by an aggregated number of shares not exceeding 4% of the total issued share capital of the Company (including those H Shares purchased in the Increase of Shareholding) (“Further Increase Plan”).

During the period of implementation of the Further Increase Plan, Yankuang Group and its concert parties may adjust or terminate the Further Increase Plan if there are any material changes in the market or the operating needs of Yankuang Group otherwise require.

3. The Increase of Shareholding is in compliance with relevant requirements of laws and regulations and listing rule requirements.

4. Yankuang Group and its concert parties undertook that they will not reduce their shareholding in the Company during the period of the implementation of the Further Increase Plan and within the statutory period.

5. The Company will continue to monitor the increase in shareholding by the controlling shareholder and its concert parties in accordance with the listing rule requirements and will make appropriate information disclosure in a timely manner.

By order of the board of directors Yanzhou Coal Mining Company Limited Zhang Baocai Director and Company Secretary

Zoucheng, Shandong Province, the PRC

9 September 2013

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC